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SECUR 14046274 SSION

SEC MAIL PROCESSING RECEIVED FEB 25 2014 WASH, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ORCA CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 SW BROADWAY, SUITE 1710
(No. and Street)

PORTLAND	OR	97205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN B. DUFFETT (503) 886-8978
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERKINS & CO., P.C.
(Name – *if individual, state last, first, middle name*)

1211 S W FIFTH AVENUE, SUITE 1000	PORTLAND	OR	97034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/14

OATH OR AFFIRMATION

I, NORMAN B. DUFFETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ORCA CAPITAL SECURITIES, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
AHSAN K MIR
NOTARY PUBLIC - OREGON
COMMISSION NO. 472285
MY COMMISSION EXPIRES OCTOBER 02, 2016

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORCA CAPITAL SECURITIES, LLC

Financial Statements
For the Fiscal Year End December 31, 2013
With
Independent Auditor's Report

Contents

Independent Auditor's Report 1 - 2

Financial Statements

Statement of Financial Condition 3

Statement of Income 4

Statement of Changes in Member's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7 – 9

Supplementary Information

Computation of Net Capital Pursuant to Rule 15c3-1 11

Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 12

Independent Auditor's Report on Internal Control 13 - 14

PERKINS & CO

1211 SW Fifth Avenue, Suite 1000
Portland, Oregon 97204-3710

Telephone: 503.221.0336
Fax: 503.294.4378

www.perkinsaccounting.com

INDEPENDENT AUDITOR'S REPORT

The Member of
Orca Capital Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Orca Capital Securities, LLC (the Company) as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule l7a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orca Capital Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information contained in the supplemental schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information contained in the supplemental schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Perkins & Company, P.C.

February 17, 2014

ORCA CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Assets		
Cash and cash equivalents	$	65,473
Accounts receivable		1,654
Prepaid expenses		7,653
Property & Equipment, Net		18,039
Deposits		5,608
Total Assets	$	98,427

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accounts payable	$	20,862
Accrued liabilities		976
Total Liabilities		21,838
Member's Capital		
Member's capital		603,000
Accumulated Loss		(526,411)
Total Member's Capital		76,589
Total Liabilities and Member's Capital	$	98,427

The accompanying notes are an integral part of these financial statements.

ORCA CAPITAL SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:		
Investment banking	$	167,500
Interest and dividends		71
Reimbursed expenses		1,997
Total Revenue		169,568
Expenses:		
Employee compensation and benefits		285,305
Professional fees		90,555
Occupancy and equipment		46,003
Travel expenses		24,441
Communications and data processing		15,219
Other expenses		51,788
Total Expenses		513,311
Net Loss	$	(343,743)

The accompanying notes are an integral part of these financial statements.

ORCA CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Member's Equity	Accumulated Loss	Total Member's Equity
Balance, January 1, 2013	$ 338,000	$ (182,668)	$ 155,332
Member contributions	265,000	-	265,000
Net loss for the period ended December 31, 2013	-	(343,743)	(343,743)
Balance, December 31, 2013	$ 603,000	$ (526,411)	$ 76,589

The accompanying notes are an integral part of these financial statements.

ORCA CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows provided by operating activities		
Net loss	$	(343,743)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		6,882
Change in accounts receivable		23,000
Change in prepaid expenses		(970)
Change in deposits		(1,419)
Change in accounts payable		5,927
Change in accrued liabilities		(28,165)
Net cash used by operating activities		(338,488)
Cash flows provided by financing activities		
Member contributions		265,000
Net cash provided by financing activities		265,000
Net decrease in cash and cash equivalents balance		(73,488)
Beginning cash and cash equivalents balance		138,961
Ending cash and cash equivalents balance	$	65,473

The accompanying notes are an integral part of these financial statements.

ORCA CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

Orca Capital Securities, LLC (Company) is a Broker/Dealer primarily engaged in providing investment banking services. The Company was organized in the State of Oregon in June 2010. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is headquartered in Oregon, and it maintains licensing and registration in certain states.

Accounts Receivable

Investment banking receivables are periodically reviewed to determine whether the amounts are collectible. Investment banking receivables are written off when they are determined to be uncollectible.

Income Taxes

The Company is taxed as a partnership under the Internal Revenue Code and applicable state statutes and therefore, the Company's income flows through to the member to be taxed at the individual level rather than the corporate level. Accordingly, the Company will have no tax liability (with limited exceptions) as long as the partnership election is in effect.

Management believes it has no material uncertain tax positions and, accordingly, it has not recorded a liability for unrecognized tax benefits. Generally, the Company is subject to examination by federal, state and local income tax authorities for three years following the filing of a tax return. The Company is subject to examination for tax years since its inception in 2010.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Investment banking revenues are recognized and recorded when earned. Deferred revenues arising from non-refundable retainers are recognized as revenues when considered earned, generally upon the completion of certain investment banking materials or per a predetermined amount of time after commencement of the engagement effort.

Advertising and Marketing

The Company expenses advertising and marketing costs as they are incurred. Advertising and marketing expense for the year ended December 31, 2013 was $6,624 and is included in other expenses in the statement of income.

Cash and Cash Equivalents

The Company considers cash and money market funds to be cash and cash equivalents. The Company maintains its cash in bank deposits at regional financial institutions. Deposits at times may have exceeded federally insured limits.

NOTE 2 SIGNIFICANT CONCENTRATIONS

Two customers represented approximately 59% of total revenue for the year ended December 31, 2013.

NOTE 3 LEASES

The Company occupies office space under a non-cancelable operating lease which expires in February 2014. Office rent expense for 2013 was $37,462 and is included in occupancy and equipment in the statement of income. The following is a schedule by years of future minimum lease payments required by non-cancelable operating leases.

Year	Required Minimum Lease Payments
2014	4,079
	$ 4,079

NOTE 4 PROPERTY AND EQUIPMENT

Depreciation is provided on a straight-line basis using estimated useful lives of five years. The major classes of assets as of the balance sheet date are as follows:

Asset Class	Cost	Accumulated Depreciation/ Amortization	Net
Computer Equipment	$ 6,959	$ 3,469	$ 3,490
Furniture & Fixtures	22,165	9,744	12,421
Leasehold Improvements	2,768	1,661	1,107
Telephone Equipment	1,311	830	481
Web-Site Development	1,200	660	540
Total	$ 34,403	$ 16,364	$ 18,039

Depreciation and amortization expense was $6,882 during 2013.

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Rule requires that the Company maintain minimum net capital of $5,000. At December 31, 2013, the Company had net capital of $43,635, which was $38,635 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.50 to 1.

NOTE 6 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 17, 2013, the date the financial statements are issued, and has concluded that no recognized subsequent events have occurred since its fiscal year ended December 31, 2013.

NOTE 7 EXEMPTION FROM RESERVE REQUIREMENTS

The Company does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the company is exempt pursuant to Rule 15c3-3 subparagraph (k)(2)(i) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers.

NOTE 8 CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2013.

NOTE 9 EMPLOYEE BENEFIT PLAN

The Company sponsors a Safe Harbor 401(k) plan benefiting employees who have been with the Company for at least one year. The Safe Harbor contribution is 3%. For the year, the Company contributed $6,871 to the plan which is included in employee compensation and benefits in the statement of income.

SUPPLEMENTAL INFORMATION

ORCA CAPITAL SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2013

Net Capital		
Total Member's capital	$	76,589
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable		1,654
Prepaid expenses		7,653
Property & Equipment, Net		18,039
Deposits		5,608
Total nonallowable assets		32,954
Net capital	$	43,635
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	20,862
Accrued liabilities		976
Total aggregate indebtedness	$	21,838
Computation of basic net capital requirement		
Minimum net capital requirement	$	5,000
Excess net capital	$	38,635
Ratio: aggregate indebtedness to net capital		50.05%

Schedule of Reconciliation of Net Capital per unaudited FOCUS Report with Audit Report:

Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report filed on 1/24/2014	$	43,634
Adjustments (due to rounding)		1
Net capital, per audited report	$	43,635

ORCA CAPITAL SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

PERKINS & CO

1211 SW Fifth Avenue, Suite 1000
Portland, Oregon 97204-3710

Telephone: 503.221.0336
Fax: 503.294.4378

+ www.perkinsaccounting.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17a-5 (g)(1)

The Member of
Orca Capital Securities, LLC:

In planning and performing our audit of the financial statements of Orca Capital Securities, LLC (the Company) as of and for the year ended December 31,2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule l7a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule l7a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule l7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Perkins & Company, P.C.

February 17, 2014